FILED BY US AIRWAYS GROUP, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

The following is the transcript of Bruce Lakefield's weekly message to US Airways, Inc. employees:

Hello. This is Bruce Lakefield on Friday, July 22.

Over the past few days, airlines have been reporting their second quarter results. Even in these difficult times, with fuel prices above $60 a barrel, some carriers managed to eke out a profit.

America West, our merger partner, is one of those carriers. They have not only made money, but reported a 12 percent increase in passenger revenue per available seat mile.

Not every carrier has reported its results, but it appears that America West has shown the biggest improvement of any major airline.

We expect to report our own results later next week.

While we have made tremendous progress in reducing costs and restoring consumer confidence, our current stand-alone business plan simply cannot withstand sustained $60 or higher fuel prices.

That is why we took the needed steps to make ourselves attractive to a successful partner like America West.

America West recognizes that we have a strong product, with proud employees and a loyal customer base.

As I have said, we are making tremendous progress on a number of fronts, including our operations. The early part of the summer has been a challenge, with bad weather masking some of our operational successes. Yet we must remain focused on continual improvement. That is the only way that our customers will continue to choose US Airways for their travel.

This week, we implemented a new customer-service initiative designed to ensure higher standards of service. We're calling it "All Together. Make the Difference." It complements the initiatives we previously introduced -- "All Together. On Time" and "All Together. Always Safe".

Through this initiative, we want to apply the same effort to our interactions with our customers. It's basically a matter of re-emphasizing qualities you already use. Be friendly. Be genuine. Be reassuring. And be smart.

These core service standards are crucial to our success, particularly as we transition to the new US Airways.

On the topic of success, let me share with you the innovation of two of our Charlotte mechanics who took the initiative to develop a new tool that enables us to work more efficiently.

Greg FIFER is a line hangar mechanic and Steve Finley is a lead in our base maintenance machine shop.

Greg and Steve recognized that there was a better way to remove the sealant from the bolt heads that secure the forward windshield on our A320s. The previous process took up to three hours. But these skilled mechanics were able to design a plastic cutter to remove the sealant in about 10 minutes.

We change several dozen A320 windshields each year. So this is a big cost savings for our airline and is one of the many ways that the ingenuity of our employees really makes a difference.

I am proud that Greg and Steve were able to focus on doing something so beneficial for US Airways.

Great job guys. You definitely earned my Bravo Zulu for this week.

Thanks for listening. I will talk with you again next week.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, America West Holdings and US Airways Group have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West Holdings after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about US Airways Group and America West Holdings at http://www.sec.gov, the SEC's website. Free copies of America West Holdings' SEC filings are also available on America West Holdings' website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group's SEC filings are also available on US Airways Group's website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION
America West Holdings, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West Holdings' stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West Holdings is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.